# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Address of issuer's principal executive offices: Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0001104659-24-001539
Filed by CIK 0002004151
Persons authorized to receive notices and communications: Stanley Shi, 38/F, The Center, 99 Queen's Road Central, Central, Hong Kong (K3), 0000, 852 3903 0950

## Reporting persons
- Success Flow International Investment Limited (CIK 0002004160): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 455,296,932; shared voting power 0; sole dispositive power 455,296,932; shared dispositive power 0; aggregate amount beneficially owned 455,296,932 (26.7% of the class)
  Comment: (1) Each of row (7), (9) and (11) represents 455,296,932 Class A Ordinary Shares of VNET Group, Inc. (the "Issuer"), par value US$0.00001 per share, ("Class A Ordinary Shares") held by Success Flow International Investment Limited ("Success Flow"). Success Flow is a direct wholly-owned subsidiary of Shandong Hi-Speed Holdings Group Limited ("SDHG"), which may be deemed to have beneficial ownership held by Success Flow.
  
  (2) Row (13) calculation represents based on 1,708,149,858 Ordinary Shares issued and outstanding as of March 31, 2026 as a single class, comprising of (a) 1,677,368,135 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share ("Class B Ordinary Shares"), issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share ("Class C Ordinary Shares"), issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share ("Class D Ordinary Shares"), issued and outstanding.
- Choice Faith Group Holdings Limited (CIK 0002004170): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 195,127,260; shared voting power 0; sole dispositive power 195,127,260; shared dispositive power 0; aggregate amount beneficially owned 195,127,260 (11.4% of the class)
  Comment: (1) Each of row (7), (9) and (11) represents 195,127,260 Class A Ordinary Shares held by Choice Faith Group Holdings Limited ("Choice Faith"). Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Choice Faith.
  
  (2) Row (13) calculation represents based on 1,708,149,858 Ordinary Shares issued and outstanding as of March 31, 2026 as a single class, comprising of (a) 1,677,368,135 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares issued and outstanding, (c) 60,000 Class C Ordinary Shares issued and outstanding, and (d) no Class D Ordinary Shares issued and outstanding.
- Shandong Hi-Speed Holdings Group Limited (CIK 0002004151): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 650,424,192; shared voting power 0; sole dispositive power 650,424,192; shared dispositive power 0; aggregate amount beneficially owned 650,424,192 (38.1% of the class)
  Comment: (1) Each of row (7), (9) and (11) represents 455,296,932 Class A Ordinary Shares directly held by Success Flow and 195,127,260 Class A Ordinary Shares directly held by Choice Faith. Each of Success Flow and Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by each Success Flow and Choice Faith.
  
  (2) Row (13) calculation represents based on 1,708,149,858 Ordinary Shares issued and outstanding as of March 31, 2026 as a single class, comprising of (a) 1,677,368,135 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares issued and outstanding, (c) 60,000 Class C Ordinary Shares issued and outstanding, and (d) no Class D Ordinary Shares issued and outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Comment:
This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under the Act, with respect to Class A Ordinary Shares of the Issuer, to amend and supplement the Schedule 13D (the "Schedule 13D") original filed by the Reporting Persons on January 5, 2024.

Capitalized terms shall have the same meanings given to such terms in the Schedule 13D, unless otherwise defined herein.

## Item 2. Identity and Background
Name of person filing:
The name and principal occupation of each of the directors and executive officers of each of the Reporting Person set forth under Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following sets forth the name and principal occupation of each of the directors of Success Flow International Investment Limited. Each of the following persons is a citizen of the People's Republic of China.The business address of each of the following persons 38/F, The Center, 99 Queen's Road Central, Central, Hong Kong SAR, People's Republic of China.

Name Present Principal Occupation
Zhijie Liu Executive Director and Chief Financial Officer of SDHG
Yao Liu Executive Director and Vice President of SDHG

The following sets forth the name and principal occupation of each of the directors of Choice Faith Group Holdings Limited. Each of the following persons is a citizen of the People's Republic of China. The business address of each of the following persons 38/F, The Center, 99 Queen's Road Central, Central, Hong Kong SAR, People's Republic of China.

Name Present Principal Occupation
Zhijie Liu Executive Director and Chief Financial Officer of SDHG
Tie Cui Executive Director and Vice President of SDHG

The following sets forth the name and principal occupation of each of the directors and executive officers of Shandong Hi-Speed Holdings Group Limited. Each of the following persons is a citizen of the People's Republic of China. The business address of each of the following persons 38/F, The Center, 99 Queen's Road Central, Central, Hong Kong SAR, People's Republic of China.

Name Present Principal Occupation
Jian Kang Executive Director and Chairman of the Board of SDHG.

Jianbiao Zhu Executive Director, Vice Chairman of the Board and Chief Executive Officer of
SDHG;
Executive Director of Shandong Hi-Speed New Energy Group Limited;
Independent Non-Executive Director of Beijing Energy International Holding
Co., Ltd.; and
Independent Non-Executive Director of IPE Group Limited.

Zhijie Liu Executive Director and Chief Financial Officer of SDHG; and
Executive Director of Shandong Hi-Speed New Energy Group Limited.

Jianrong Liao Executive Director of SDHG; and
Executive Director of Shandong Hi-Speed New Energy Group Limited.

Yao Liu Executive Director and Vice President of SDHG

Zhanhai Liang Non-Executive Director of SDHG;
Head of the Planning and Financial Department of Shandong Hi-Speed Group
Co., Ltd;
Director of Shandong Hi-Speed (Hong Kong) Co., Limited; and
Director of Shandong Hi-Speed Company Limited.

Di Chen Non-Executive Director of SDHG;
Managing Director and Chief Executive Officer of Harvest Global Capital
Investments Limited;
Independent Non-Executive Director of Desun Real Estate Investment
Services Group Co., Ltd.,
Non-Executive Director and the Chairman of the Board of 5100 Xizang Glacier
Company Limited.

Wenbo Wang Non-Executive Director of SDHG;
Executive Director of Shandong Hi-Speed New Energy Group Limited; and
Director of Investment Development Department (Property Management
Department) of Shandong Hi-Speed Group Co., Ltd, and
Non-Independent Director of Zhongtai Securities Co., Ltd.

Huanfei Guan Independent Non-Executive Director of SDHG, China Nonferrous Mining
Corporation Limited, XinKong International Capital Holdings Limited,
Sunwah Kingsway Capital Holdings Limited and DevGreat Group Limited.

Wai Hei Chan Independent Non-Executive Director of SDHG and Liaoning Port Co., Ltd.;
and Senior Consultant of Roger K.C. Tou & Co.

Jonathan Jun Yan Independent Non-Executive Director of SDHG;
Independent Director of HICHAIN logistics Co., Ltd and Luda Technology
Group Limited;
Independent Non-Executive Director of Huabao International Holdings Limited
and Autostreets Development Limited.

Ying Fang Independent Non-Executive Director of SDHG;
Founder, Executive Director and General Manager of Shanghai Guying
Information Technology Co., Ltd.

Tie Cui Deputy General Manager of SDHG.

Qi Yang Assistant Chief Executive Officer and Head of Industrial Investment Division
of SDHG;
Chief Executive Officer of China Shandong Hi-Speed Capital (HK) Limited;
Vice Chairman of Shandong Hi-Speed (Shenzhen) Equity Investment Fund
Management Limited;
Senior Vice President of VNET Group, Inc.

Qin Yu Assistant Chief Executive Officer; and the Managing Director of Finance and
Operation
Department of SDHG
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: See (a)
Criminal convictions in the last five years: There is no update or amendment to this Item 2(d).
Civil proceedings (securities laws) in the last five years: There is no update or amendment to this Item 2(e).
Citizenship: There is no update or amendment to this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There is no update or amendment to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

On May 13, 2026, Success Flow and Choice Faith (together, the "Sellers"), entered into the Share Purchase Agreement (the "Share Purchase Agreement") with PJ Millennium I Limited and PJ Millennium II Limited (together, the "Purchasers"), the Issuer, and the Founder Shareholders Group (as defined below). Pursuant to the Share Purchase Agreement, Success Flow and Choice Faith have agreed to sell, and the Purchasers have agreed to acquire, 650,424,192 Class A Ordinary Shares (the "Sale Shares"), 455,296,932 of which is held by Success Flow (the "Success Flow Sale Shares") and 195,127,260 of which is held by Choice Faith (the "Choice Faith Sale Shares") at an aggregate consideration of US$942,182,804 (the "Consideration") (such sale and purchase, the "Disposal"), subject to the terms and conditions of the Share Purchase Agreement.

The Consideration shall be paid in cash by the Purchasers in the following manner: (i) a deposit amount equal to 30% of the Consideration (the "Deposit Amount") shall be paid by the Purchasers to the Sellers promptly upon the execution and delivery of the Share Purchase Agreement; and (ii) the balance of the Consideration, being the amount equal to the Consideration minus the Deposit Amount, shall be paid by the Purchasers to the Sellers at Closing (as defined below), except where the Purchasers elect to exercise their right to require the Choice Faith Closing (as defined below), in which case the Consideration shall be paid in the following manner: (i) the consideration of the Choice Faith Closing shall be 30% of the Consideration (the "Choice Faith Closing Consideration"), the payment of which shall be satisfied by (a) the Sellers retaining 30% of the Deposit Amount, and (b) the Purchasers paying the balance thereof, being an amount equal to the Choice Faith Closing Consideration minus such 30% of Deposit Amount, to Choice Faith at the Choice Faith Closing, and (ii) the consideration of the closing of the sale and purchase of the Sale Shares held by Success Flow (the "Success Flow Closing") shall be 70% of the Consideration (the "Success Flow Closing Consideration"), the payment of which shall be satisfied by (a) the Sellers retaining 70% of the Deposit Amount, and (b) the Purchasers paying the balance thereof, being an amount equal to the Success Flow Closing Consideration minus such 70% of Deposit Amount, to Success Flow at the Success Flow Closing.

Other than the clauses in relation to the definitions, the payment of the Deposit Amount, certain of the Issuer's acknowledgement, consent and covenants for facilitation, certain indemnification obligations of the Issuer and the Founder Shareholders Group, effectiveness and termination mechanism, publicity and confidentiality, and general provisions and boilerplates, the Share Purchase Agreement shall only take effect upon (i) receipt by the Sellers of 29% of the Deposit Amount (the "Initial Deposit Amount"), and (ii) delivery by the Sellers to the Purchasers and the Issuer of a written notice confirming receipt of the Initial Deposit Amount (the "Seller Confirmation").

The obligations of the Sellers and the Purchasers to complete the sale and purchase of the Sale Shares are, in all respects, conditional on the transactions contemplated in the Share Purchase Agreement having been approved by the shareholders of SDHG ("Shareholders") at a special general meeting of SDHG (the "SGM") duly convened (or at any adjournment or postponement thereof) in accordance with applicable laws, the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and SDHG's bylaws, and such approval remaining in full force and effect as of the Closing Date (the "Closing Condition").

The closing of the sale and purchase of the Sale Shares (the "Closing") shall take place on a date that is the later of (a) the 3rd Business Day after the satisfaction or waiver of the Closing Condition and (b) October 30, 2026 (or such other date or time as the Purchasers and the Sellers may mutually agree upon in writing) (such date, the "Closing Date"). Neither the Sellers nor the Purchasers shall be obliged to complete the sale and purchase of any Sale Shares unless the sale and purchase of all of the Sale Shares is completed simultaneously.

On or before August 31, 2026, the Purchasers may provide a written notice (the "Choice Faith Closing Notice") to the Sellers to require a separate early closing (the "Choice Faith Closing") with respect to the sale and purchase of all of the Choice Faith Sale Shares, upon which and provided that the Closing Condition has been and remains satisfied as of the Choice Faith Closing Date (as defined below), the Share Purchase Agreement shall, subject to the actual consummation of the Choice Faith Closing on the Choice Faith Closing Date, be automatically amended in such manner as specified in the Share Purchase Agreement to accommodate the sale and purchase of the Sale Shares in 2 tranches on the same terms and conditions set forth in the Share Purchase Agreement, applied mutatis mutandis, such that: (i) the Choice Faith Closing will take place on the 10th Business Day following the delivery and receipt of the Choice Faith Closing Notice (or such earlier date as the Purchasers, the Sellers and the Issuer may agree in writing), which shall in any event be no later than September 15, 2026 (the "Choice Faith Closing Date"); while (ii) the Success Flow Closing will remain to take place on the Closing Date.

Except where the Choice Faith Closing has taken place as described above, from August 31, 2026 (or, if later, the Choice Faith Closing Date as set out in the Choice Faith Closing Notice delivered by the Purchasers on or before August 31, 2026) until 5 Business Days before the Closing, Choice Faith may, at its discretion, transfer or dispose of, from time to time, any or all of the Choice Faith Sale Shares, provided that Choice Faith shall deliver a written notice to the Purchasers, with a copy to the Issuer, within 3 Business Days after the completion of any transfer or disposal of any Choice Faith Sale Shares (provided that such notice shall in any event be delivered by no later than 5 Business Days before the Closing).

With effect from the Closing Date: (i) all agreements entered into by the Sellers with the Issuer and/or the Founder Shareholders Group, including the Investment Agreement, the Investor Rights Agreement and the Voting and Consortium Agreement (together, the "Existing Agreements"), shall be terminated; and (ii) (a) the Issuer and/or the Founder Shareholders Group (as applicable), on one hand, and (b) the Sellers, on the other hand, irrevocably waive and release any claim each of them has, has ever had or may thereafter have (whether in contract, tort or otherwise) against the other under the Existing Agreements.

The Sellers shall, as soon as reasonably practicable and in any event within 30 calendar days after the date of the Share Purchase Agreement (or such longer period as otherwise agreed with the relevant tax authority in the PRC), submit to the relevant PRC tax authority the relevant filings and supporting documents and information required under the State Taxation Administration's Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (State Taxation Administration Bulletin [2015] No. 7) ("Bulletin 7") in respect of the Disposal (the "Bulletin 7 Filing"). The Sellers shall (i) inform and provide a copy of the Bulletin 7 Filing to the Purchasers within 3 Business Days after the Bulletin 7 Filing has been submitted, and (ii) provide the Purchasers with evidence of the relevant tax payment as required under Bulletin 7 in respect of the Disposal within 3 Business Days after such payment.

The termination events under the Share Purchase Agreement are as follows:

(a) Automatic Termination: The Share Purchase Agreement shall be automatically terminated if the Initial Deposit Amount is not received in full by the Sellers by 8:00 p.m. (Hong Kong time) on the date of the Share Purchase Agreement.

(b) Termination by the Sellers: The Sellers may terminate the Share Purchase Agreement by written notice to the Purchasers (with a copy to the Issuer) if: (i) there is a breach of the relevant publicity and confidentiality provisions of the Share Purchase Agreement by the Issuer or any member of the Founder Shareholders Group prior to delivery of the Seller Confirmation; (ii) the remaining Deposit Amount, being the Deposit Amount minus the Initial Deposit Amount (the "Remaining Deposit Amount"), is not received in full by the Sellers by 6:00 p.m. (Hong Kong time) on the 5th Business Day following the date of the Share Purchase Agreement (such date is extendable to the 10th Business Day following the date of the Share Purchase Agreement in certain circumstances specified in the Share Purchase Agreement); (iii) either Purchaser breaches its clean funds representation and warranty as of the Closing Date; or (iv) except where the Purchasers are entitled to terminate the Share Purchase Agreement in certain circumstances as specified in the Share Purchase Agreement, either Purchaser fails to provide its closing deliverables under the Share Purchase Agreement.

(c) Termination by the Purchasers: The Purchasers may terminate the Share Purchase Agreement by written notice to the Sellers (with a copy to the Issuer) if: (i) either Seller breaches its clean title representation and warranty as of the Closing Date; or (ii) except where the Sellers are entitled to terminate the Share Purchase Agreement in certain circumstances as specified in the Share Purchase Agreement, either Seller fails to provide its closing deliverables under the Share Purchase Agreement.

(d) Mutual Termination by either the Sellers or the Purchasers: Either the Sellers or the Purchasers may terminate the Share Purchase Agreement by written notice to the other parties (with a copy to the Issuer) if: (i) the Shareholders do not approve the Disposal at the SGM or the SGM has not been convened on or prior to October 31, 2026 (the "Long Stop Date"); (ii) the Stock Exchange or the Securities and Futures Commission of Hong Kong (the "SFC") prohibits the consummation of the transfer of the Sale Shares to the Purchasers pursuant to the Listing Rules or certain applicable laws, respectively; (iii) a governmental order that prohibits, or otherwise has the effect of rendering the consummation of the Disposal illegal or void has been imposed, provided that this termination right is not available to the party whose breach of the Share Purchase Agreement has caused the imposition of such governmental order; or (iv) clearance from the Stock Exchange in respect of the signing announcement, the closing announcement or the circular in relation to the Disposal has not been obtained by SDHG on or prior to the Long Stop Date, provided that this termination right is not available to the party whose breach of the Share Purchase Agreement has caused the failure to obtain such clearance.

Upon occurrence of any of the above termination events, the Deposit Amount shall be dealt with as follows: (A) the Deposit Amount received shall be returned to the Purchasers if (i) the Initial Deposit Amount is not received in time (automatic termination), (ii) there is a breach of the relevant publicity and confidentiality provisions by the Issuer or any member of the Founder Shareholders Group prior to delivery of the Seller Confirmation, (iii) the requisite Shareholders' approval in relation to the Disposal is not obtained at the SGM or the SGM has not been convened by the Long Stop Date, (iv) certain clearance from the Stock Exchange is not obtained by the Long Stop Date, (v) the Stock Exchange or the SFC prohibits the Disposal pursuant to the Listing Rules or certain applicable laws, respectively, or (vi) a governmental order prohibits the Disposal or otherwise renders it illegal or void has been imposed, except that in certain circumstances where such governmental order is imposed by a governmental authority other than a national-level governmental authority in the PRC or a federal-level governmental authority in the United States and such imposition is attributable primarily to the Purchasers or their affiliates, the amount returned shall be reduced by 30% of the Deposit Amount, and such 30% of the Deposit Amount shall be deemed forfeited to the Sellers as liquidated damages (and vice versa where such governmental order is so imposed and such imposition is attributable primarily to the Sellers or SDHG, the Sellers shall, in addition to returning the Deposit Amount, pay an amount equal to 30% of the Deposit Amount to the Purchasers as liquidated damages); (B) the Initial Deposit Amount shall be deemed forfeited to the Sellers as liquidated damages if the Remaining Deposit Amount is not received by the Sellers by the prescribed time limit described above; (C) the Deposit Amount shall be deemed forfeited to the Sellers as liquidated damages if either Purchaser breaches its clean funds representation and warranty as of the Closing Date or fails to provide its closing deliverables; and (D) the Sellers shall return the Deposit Amount to the Purchasers and shall pay an additional amount equal to the Deposit Amount as liquidated damages to the Purchasers if either Seller breaches its clean title representation and warranty as of the Closing Date or fails to provide its closing deliverables.

In this Amendment No. 1, Founder Shareholders Group shall refer to Mr. Sheng Chen, GenTao Capital Limited, Fast Horse Technology Limited, Sunrise Corporate Holding Ltd. and Personal Group Limited.

The foregoing descriptions of the Share Purchase Agreement in this Item 4 do not purport to be complete and are qualified in their entirety by reference to Exhibit 99.6 filed as set forth below and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover page of this Amendment No.1 are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover page of this Amendment No.1 are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 1, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described in Item 4, Success Flow and Choice Faith have entered into the Share Purchase Agreement dated May 13, 2026, providing for the sale of all Class A Ordinary Shares of the Issuer beneficially owned by them. Upon the closing of the transactions contemplated by such agreement, the Reporting Persons will cease to be the beneficial owner of more than five percent of the Class A Ordinary Shares of the Issuer. Accordingly, the Reporting Persons expect that this will be the final amendment to their Schedule 13D and constitutes an 'exit filing' to terminate the Reporting Persons' reporting obligations under Section 13(d) of the Exchange Act upon such closing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

99.6*Share Purchase Agreement, dated May 13, 2026, by and among others, Success Flow International Investment Limited, Choice Faith Group Holdings Limited, PJ Millennium I Limited, PJ Millennium II Limited, VNET Group, Inc. and the founder parties listed thereunder

* Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

## Signatures
- Success Flow International Investment Limited: /s/ Yao Liu, Director (05/19/2026)
- Choice Faith Group Holdings Limited: /s/ Yao Liu, Authorized Signatory (05/19/2026)
- Shandong Hi-Speed Holdings Group Limited: /s/ Yao Liu, Director (05/19/2026)